Exhibit 23.2

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-8 pertaining to the registration of 1,500,000 shares of Common Stock issued under the provisions of the 1998 Long-Term Incentive Plan of The TriZetto Group, Inc. of our report dated February 15, 2006, with respect to the consolidated financial statements and schedule of The TriZetto Group, Inc., The TriZetto Group, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of The TriZetto Group, Inc., included in its Annual Report on Form 10-K for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/    ERNST & YOUNG LLP

Orange County, California

August 3, 2006